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                                               Filed by: Pacific Capital Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: San Benito Bank
                                                    Commission File No.: 0-11113



                               February 22, 2000



Dear Shareholders,

     As you undoubtedly have learned by now, on February 3, 2000, Pacific Capital Bancorp and San Benito Bank announced the signing of an acquisition agreement. Pacific Capital Bancorp is a $2.8 billion multibank holding company which owns Santa Barbara Bank & Trust and First National Bank of Central California, including its affiliate South Valley National Bank.

     As was stated in our recent press release, I will remain President of San Benito Bank, which will become an affiliate of First National Bank of Central California. One member of the San Benito Bank board will be nominated for election to the Pacific Capital Bancorp Board of Directors at the company's annual shareholders' meeting in 2001, and additional members of the current board of San Benito Bank will join the board of First National Bank of Central California following the close of the transaction.

     This acquisition, of course, is subject to regulatory approval and the vote of shareholders holding a majority the shares of San Benito Bank's stock. Your Board of Directors approved the acquisition by Pacific Capital Bancorp only after very careful consideration, and after determining that the decision was in the best interest of San Benito Bank's shareholders. The acquisition is to be structured as a tax-free exchange of stock, with a fixed exchange ratio of .605 shares of Pacific Capital Bancorp for each share of San Benito Bank. Based on the current bid price of Pacific Capital Bancorp stock (Nasdaq: SABB), this exchange ratio results in a deal value of approximately $18.00 per share of San Benito Bank stock. Because it is a fixed exchange ratio, the deal value will fluctuate in direct relation to the market value of Pacific Capital Bancorp stock.

     While the deal price is lower than the quoted price of San Benito Bank stock prior to the announcement of the acquisition, the market for the Bank's stock has never been very active, with very few shares being offered for sale. San Benito Bank has been blessed with an extremely loyal shareholder group, most of whom have been very happy to retain their shares. Consequently, an imbalance between supply and demand has driven up the market price of the available supply of shares, particularly over the past year.

     In evaluating the acquisition, your Board of Directors solicited and carefully considered competing offers from other financial institutions and, with the advice of an experienced independent investment banker specializing in financial institutions and our legal counsel, determined that Pacific Capital Bancorp's offer was in the best interest of San Benito Bank's shareholders for a number of reasons. In exchange for their San Benito Bank shares, the Bank's shareholders will receive shares of a company with greater market liquidity and better dividend performance. Additionally, Pacific Capital Bancorp and its subsidiaries offer a range of products and services broader than are feasible for San Benito Bank to offer on its own, including cash management services, personal trust services, internet banking, other technology-based products, plus increased capacity for larger credit relationships.

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     Before being asked to vote on the acquisition, you will receive a proxy statement/prospectus containing detailed information about Pacific Capital Bancorp, San Benito Bank, and the acquisition. The proxy statement/prospectus will also include an opinion from San Benito Bank's investment advisor regarding the fairness, from a financial point of view, of the consideration to be received by San Benito Bank shareholders in the acquisition. It is anticipated that the proxy statement/prospectus, which will announce the date of the shareholders meeting soliciting approval of the acquisition, will be mailed to you early in the second quarter.

     If you have any questions about the acquisition, please feel free to contact me or any director of the Bank and we will be pleased to discuss the situation with you.

     As always, your loyalty and support for your Bank are very much appreciated.

                                       Sincerely,

                                       /s/ Edward T. Stephenson

                                       Edward T. Stephenson
                                       President



THIS LETTER CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS ABOUT THE PROPOSED ACQUISITION OF SAN BENITO BANK BY PACIFIC CAPITAL BANCORP. THESE STATEMENTS INCLUDE STATEMENTS ABOUT THE OPERATIONS OF PACIFIC CAPITAL BANCORP AND SAN BENITO BANK AFTER THE ACQUISITION, AND THE MARKET LIQUIDITY AND DIVIDEND PERFORMANCE OF PACIFIC CAPITAL BANCORP. BECAUSE SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, THERE ARE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, DELAYS IN COMPLETING THE TRANSACTION, DIFFICULTIES IN INTEGRATING THE OPERATION OF SAN BENITO BANK WITH THOSE OF PACIFIC CAPITAL BANCORP, DIFFICULTIES IN ACHIEVING ANTICIPATED COST SAVINGS FROM THE ACQUISITION OR IN ACHIEVING SUCH COST SAVINGS WITHIN THE EXPECTED TIME FRAME, INCREASED COMPETITIVE PRESSURES, CHANGES IN THE INTEREST RATE ENVIRONMENT, CHANGES IN GENERAL ECONOMIC CONDITIONS, LEGISLATIVE AND REGULATORY CHANGES THAT ADVERSELY AFFECT THE BUSINESS IN WHICH PACIFIC CAPITAL BANCORP AND SAN BENITO BANK ARE ENGAGED, AND CHANGES IN THE SECURITIES MARKETS.

PACIFIC CAPITAL BANCORP WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION. THE REGISTRATION STATEMENT WILL INCLUDE A PROSPECTUS OF PACIFIC CAPITAL BANCORP, WHICH RELATES TO THE SHARES OF PACIFIC CAPITAL BANCORP COMMON STOCK TO BE ISSUED TO SHAREHOLDERS OF SAN BENITO BANK IN THE PROPOSED TRANSACTION, AND A PROXY STATEMENT OF SAN BENITO BANK, WHICH WILL BE SENT TO SHAREHOLDERS OF SAN BENITO BANK SEEKING THEIR APPROVAL OF THE PROPOSED MERGER TRANSACTION. SHAREHOLDERS OF SAN BENITO BANK ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION SAN BENITO BANK AND THE DIRECTORS AND OFFICERS OF SAN BENITO BANK MAY PARTICIPATE IN THE SOLICITATION OF SAN BENITO BANK SHAREHOLDERS IN CONNECTION WITH THE PROPOSED ACQUISITION , AND A DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN A FILING MADE BY SAN BENITO BANK WITH THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FRB") ON FEBRUARY 22, 2000 UNDER SCHEDULE 14A. WHEN FILED, THE REGISTRATION STATEMENT CAN BE OBTAINED FREE OF CHARGE AT THE INTERNET WORLD WIDE WEB SITE MAINTAINED BY THE SEC AT "http://www.sec.gov." IN ADDITION, (i) DOCUMENTS FILED WITH THE SEC BY PACIFIC CAPITAL BANCORP WILL BE AVAILABLE FREE OF CHARGE FROM THE CORPORATE SECRETARY OF PACIFIC CAPITAL BANCORP AT 200 EAST CARRILLO STREET, SANTA BARBARA, CALIFORNIA 93101, TELEPHONE (805) 564-6310, AND (ii) DOCUMENTS FILED WITH THE FRB BY SAN BENITO BANK WILL BE AVAILABLE FREE OF CHARGE FROM THE SECRETARY OF SAN BENITO BANK AT 300 TRES PINOS ROAD, HOLLISTER, CALIFORNIA 95023, TELEPHONE (831) 637-2265.